Exhibit 4.1

October 1, 2007

Re:          Asset Purchase Agreement dated September 4, 2007 (the “Purchase Agreement”) by and among MPC CORPORATION, a Colorado corporation (“Company”), MPC-PRO, LLC, a Delaware limited liability company (“Buyer”), GATEWAY, INC., a Delaware corporation (“Gateway”) and GATEWAY TECHNOLOGIES, INC., a Delaware corporation.

Ladies and Gentlemen:

Defined terms not otherwise defined herein (the “Letter Agreement”) shall have the meanings set forth in the Purchase Agreement.  Pursuant to the Purchase Agreement and as a material inducement to the obligations of the Company under the Purchase Agreement, Gateway irrevocably agrees with the Company that, from the date hereof until the 12 month anniversary of the date hereof, the “Restriction Period”), except for a “Permitted Transfer” (as defined below), neither Gateway nor any Affiliate of Gateway will offer, sell, contract to sell, short, pledge or otherwise dispose of (or enter into any transaction which is designed to, or would reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Gateway or any Affiliate of Gateway or any person in privity with Gateway or any Affiliate of Gateway), directly or indirectly, any shares of Common Stock beneficially owned, held or hereafter acquired by Gateway (the “Securities”).

For the purposes of this Letter Agreement, “Permitted Transfer” means, with respect to any Person, (i) a transfer to an Affiliate of such Person, (ii) a transfer between Gateway and any other Person who has already executed a letter agreement in the form of this Letter Agreement, or (iii) if such Person is a limited or general partnership, a transfer to its partners in connection with a distribution of securities held by such Person to its partners, provided that each such receiving party to a Permitted Transfer in clauses (i) through (iii) herein executes a letter agreement agreeing to be bound in the same manner as the signatory hereto as to the transferred Securities for the balance of the Restriction Period.

In order to carry out the purpose and intent of this Letter Agreement, Gateway agrees that the Company shall instruct its transfer agent (substantially in the form annexed here as Exhibit A) to stop transfer of the Company’s securities represented by all certificates beneficially owned by Gateway where such transfer would be in violation of this Letter Agreement.  The Company hereby agrees that, as promptly as practicable following any request by Gateway to effect a Permitted Transfer or a transfer of Securities following the expiration of the Restriction Period, and in any event within five Business Days of such request, it shall instruct its transfer agent to remove any applicable legends affixed to the Securities to be transferred, and shall cause its counsel to provide any opinions or confirmations required by its transfer agent in connection therewith.

The Company may refuse to register any transfer that is in violation of the terms of this Letter Agreement.

Gateway acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transaction contemplated by the Purchase Agreement, and the Company shall be entitled to specific performance of Gateway’s obligations hereunder.  Gateway hereby represents that Gateway has the power and authority to execute, deliver and perform this Letter Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and Gateway.  This letter agreement shall be construed and interpreted according to the internal laws of the State of Delaware, excluding any choice of law rules that may direct the application of the laws of a jurisdiction other than Delaware.   Gateway hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper.  Gateway hereby irrevocably waives personal service of process and consent to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Gateway hereby waives any right to a trial by jury.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

This Letter Agreement shall be binding on successors and assigns of Gateway with respect to the Securities.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

GATEWAY, INC.		MPC CORPORATION

By:	/s/ John Goldsberry	By:	/s/ Curtis Akey
Name: John Goldsberry		Name: Curtis Akey
Title: SVP & CFO		Title: Chief Financial Officer, Secretary

MPC Corporation

906 E. Karcher Road

Nampa, Idaho 83687

TRANSFER AGENT INSTRUCTIONS

October           , 2007

[TRANSFER AGENT]

RE:                                   (the “Holder”)

Ladies and Gentlemen:

We enclose a copy of a fully executed Letter Agreement, dated October         , 2007 (the “Letter Agreement”) by and among MPC Corporation (the “Company”) and Gateway, Inc. (“Gateway”), wherein Gateway has agreed not to transfer shares of the Company’s common stock (subject to certain exceptions) until the 12 month anniversary of the Letter Agreement.

This letter shall serve as our irrevocable authorization and direction to you and to any successor transfer agent to place a notation in your records that all shares of our common stock held of record by Gateway are subject to this Letter Agreement.

You may remove the legend and release the shares from these contractual restrictions at such time as you receive (x) written confirmation from counsel to the Company that the 12 month anniversary of the Letter Agreement has passed, (y) a written opinion of counsel to the Company that a transfer is exempt from the restrictions of the Letter Agreement, provided that such opinion is accompanied by a Letter Agreement executed by the proposed transferee or (z) written instructions to do so from the Company and Gateway.

These instructions shall be binding upon each and every successor transfer agent and you agree to provide a copy of this instruction to any successor transfer agent upon your replacement.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.  Should you have any questions concerning this matter, please contact me at                         .

Very truly yours,

MPC CORPORATION

By:
Name: Curtis Akey
Title: Chief Financial Officer, Secretary

ACKNOWLEDGED AND AGREED:

[transfer agent]

By:

Name:

Title:

Date: